FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris - France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: May 31st, 2005	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel Canada Inc. Announces Redemption of Exchangeable Shares on Toronto Stock Exchange

Ottawa, May 27, 2005 — Alcatel Canada Inc. (TSX: AT) announced today the Board of Directors’ determination that, effective at the close of business on July 29, 2005, the exchangeable shares of Alcatel Canada Inc. will be redeemed in accordance with their terms.

Alcatel Holdings Canada Corp. has informed Alcatel Canada Inc. that it intends exercise its redemption call right and purchase all of the Alcatel Canada Inc. exchangeable shares (other than those held by Alcatel or any of its affiliates) as of the redemption date. On the redemption date, holders will be entitled to receive one American Depositary Share of Alcatel (“Alcatel ADS”) for each exchangeable share held, less any amounts which must be withheld under any applicable tax law in payment of the total purchase price.

Under the conditions of the exchangeable shares, on and after July 29, 2005, the holders of the Alcatel Canada Inc. exchangeable shares will cease to be holders of such shares. Upon surrender of certificates representing the exchangeable shares, such holders shall on and after July 29, 2005 be considered and deemed for all purposes to be the holders of the Alcatel ADSs to which they are entitled.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Charlie Guyer	Tel.:+978-927-3490	charlie.guyer@alcatel.com

Alcatel Investor Relations
Charlotte Laurent-Ottomane	Tel.: +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com